Exhibit 99.1

STATE OF MINNESOTA		DISTRICT COURT

COUNTY OF HENNEPIN		FOURTH JUDICIAL DISTRICT

Family Court Division

In Re the Marriage of		Court File No. 27-FA-263657

Janis Rae Berman,		STIPULATION

Petitioner,

and

Lyle Arnold Berman,

Respondent
THIS STIPULATION is made by and between Janis Rae Berman, Petitioner (hereinafter “Wife”) and Lyle Arnold Berman, Respondent (hereinafter “Husband”).
WHEREAS, on the 23rd day of March 2004, the above-named Court entered its Findings of Fact, Conclusions of Law, Order for Judgment, and Judgment and Decree (“Decree”) dissolving the marriage of the parties; and
WHEREAS, Conclusion of Law No. 10 of the Decree required Husband to make three payments to Wife, as a cash property settlement, as follows: (1) $2,000,000 upon entry of the Decree; (2) $3,000,000 on December 31, 2008; and, (3) $1,000,000 upon Husband’s death; and
WHEREAS, Husband made the $2,000,000 payment due upon entry of the Decree, but did not make the $3,000,000 payment due on December 31, 2008; and
WHEREAS, in early 2009, the parties verbally entered an extension agreement (“Extension Agreement”) for the $3,000,000 payment which had been due on December 31, 2008. Under the Extension Agreement, Husband would pay Wife as follows: $1,000,000 immediately; $1,000,000 on January 1, 2010; and $1,000,000 on January 1, 2011; 6% per annum interest would accrue from December 31, 2008, and would be payable monthly, except that any interest accrued between January 1, 2009 and the date of the first $1,000,000 payment (i.e., the payment due immediately under the Extension Agreement), would be due and paid in a lump sum at the same time as the first $1,000,000 payment. In addition, Husband would transfer 1,000,000 shares of Lakes Entertainment, Inc. stock to Wife as collateral for the unpaid moneys; and

WHEREAS, pursuant to the Extension Agreement, Husband did immediately pay Wife $1,000,000, plus interest, and has paid the interest due on the remaining $2,000,000 through January 4, 2010. Husband was unable to make the $1,000,000 payment due January 1, 2010 under the Extension Agreement; and
WHEREAS, the parties have now negotiated another agreement, (“Second Extension Agreement”) for the remaining $2,000,000 due under the Extension Agreement, including interest accruing from January 5, 2010 on the remaining $2,000,000. (The remaining $2,000,000 is sometimes referred to below as “the first $1,000,000” and “the second $1,000,000.”)
WHEREAS, The amounts which Husband has paid and will pay in Paragraph 10 of the Parties’ Judgment and Decree are in exchange for Wife’s marital interest in Husband’s businesses including Lakes Entertainment, Inc.
WHEREAS, the parties agree that in addition to the amounts due under the Second Extension Agreement a $1,000,000 cash property settlement agreement is separately due to Wife but only if she survives Husband, upon Husband’s death, as detailed in Conclusion of Law No. 10 C of their Divorce Decree; and
NOW THEREFORE, it is hereby stipulated and agreed between the parties as follows:
1. Husband shall transfer to Wife Lakes Entertainment, Inc., stock (hereinafter “stock”), such that the total value of the stock at the time of transfer is $1,100,000. (For example, if the value at time of transfer is $4.00 per share, then Husband shall transfer to Wife certificates representing 275,000 (1,100,000/4 = 275,000). Within 30 days of the execution of this Stipulation, Husband shall execute any forms necessary for the transfer of such stock to Wife. Wife shall keep the stock certificates transferred at the Chicago office of UBS for safekeeping. Husband’s transfer of stock to Wife is incident to their divorce under Internal Revenue Code § 1041, and hence not subject to State or Federal taxation.
2. Commencing January 5, 2010 until the date on which the stock is sold, 6% per annum interest due on the first $1,000,000, the unpaid portion of this interest shall be paid upon the sale of the stock, as detailed below in Paragraph 5.

3. Wife shall not sell the stock until at least six (6) months after its transfer to her. Her doing so would place in her violation of applicable securities law. Wife agrees to indemnify Husband and Lakes Entertainment, Inc. for any and all costs, including legal fees, they might incur as a result of her breach of this paragraph.
4. Wife shall give Husband thirty (30) days written notice of her intent to sell the stock. Within (30) thirty days of Wife’s giving such notice, Husband may redeem the stock by paying the first $1,000,000 in full, plus any interest that has accrued on it and the interest that has accrued on the second $1,000,000, which is dealt with below in Paragraph 6. If Husband does so, Wife shall return the stock to him and execute and deliver to Husband any documents necessary to Wife’s transfer to Husband under this paragraph is incident to their divorce under Internal Revenue Code 5104, and hence not subject to State or Federal Taxation.
5. If Husband has not made the payments in full within thirty (30) days of Wife’s written notice and Wife sells the stock, Husband shall pay any costs of sale and Wife’s capital gains taxes on the sale. Wife shall sell the stock though Husband’s stockbroker, Frank Quinn of UBS. If Mr. Quinn is not available, she may use any stockbroker in the Chicago office of UBS to sell the stock. From the sale of the stock, Wife shall receive the first $1,000,000 net of any costs of sale or capital gains taxes, plus any interest then due on the first $1,000,000 and the second $1,000,000. If the stock sale proceeds are insufficient to pay the first $1,000,000 net plus the interest detailed in the preceding sentences, then Husband shall make a cash payment to Wife for the remaining obligation within fifteen (15) days. If the stock sale proceeds exceed the $1,000,000 net payment, plus the interest due, Husband shall receive a credit for such amount on the second $1,000,000 pursuant to Paragraph 6 below.
6. Interest due on the second $1,000,000 shall be paid on a monthly basis after the stock sale detailed in Paragraphs 1-5. Husband shall pay Wife the second $1,000,000 no later January l, 2011, plus any interest unpaid on it.
IN WITNESS WHEREOF, the parties have set their hands effective on the date set forth below.

/s/ Janis Rae Berman	/s/ Lyle A. Berman
Janis Rae Berman,	Lyle Arnold Berman,
Petitioner/Wife	Respondent/Husband

3